Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

dpeterman@fulbright.com direct dial: (713) 651-3635	telephone: (713) 651-5151 facsimile: (713) 651-5246
September 14, 2007
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 0308
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Cal Dive International, Inc. Registration Statement on Form S-4 Filed August 17, 2007 File No. 333-145550
Ladies and Gentlemen:
     On August 17, 2007, Cal Dive International, Inc. (the “Company”) filed the above-referenced Registration Statement on Form S-4 (the “Form S-4”). By letter dated September 5, 2007, the Company has received the Staff’s comments relating to the Form S-4 (the “Comment Letter”).
     In response to the Comment Letter, the Company has filed Amendment No. 1 to the Form S-4 (the “Amendment”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
Generally
1. We note that the closing of the merger is conditioned upon receipt of an opinion of counsel to the effect that the merger constitutes a reorganization. We further note that the condition may be waived. Please provide a written confirmation that if the condition is waived, you will re-circulate a revised prospectus that reflects the waiver of the condition and will re-solicit.
     Response: The Company confirms that, if the condition referred to above is waived, the Company will re-circulate a revised prospectus that reflects the waiver of the condition and will re-solicit.
Austin · Beijing · Dallas · Denver · Dubai · Hong Kong · Houston · London · Los Angeles · Minneapolis
Munich · New York · Riyadh · San Antonio · St. Louis · Washington DC

Securities and Exchange Commission
September 14, 2007

Material U.S. Federal Income Tax Consequences, page 63
2. It is not clear whether the disclosure in this section constitutes the opinion of counsel. Given the materiality of the tax consequences of the contemplated merger, you are required to provide a tax opinion expressing the view of counsel regarding the tax consequences of the merger. The opinion must be expressly attributed to the counsel issuing the opinion. Please revise accordingly.
     Response: The Company has revised the disclosure in the first and fifth paragraphs under “Material U.S. Federal Income Tax Consequences — General” on page 68 of the Amendment and under the new subheading “Material U.S. Federal Income Tax Consequences — Tax Opinions” on page 69 of the Amendment.
3. Please file the referenced opinions of counsel prior to effectiveness. Once filed, we will need sufficient time to review the opinions and may issue additional comments.
     Response: In connection with the Amendment, the Company has filed the referenced opinions of counsel as Exhibits 8.1 and 8.2, respectively, to the Registration Statement.
* — * — * — * — * — *
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-3635 or Martin Doublesin of this Firm at (713) 651-5128.

Very truly yours,
/s/ David S. Peterman

David S. Peterman

cc:	H. Roger Schwall, Assistant Director (Securities and Exchange Commission)
Lisa Manget Buchanan (Cal Dive International, Inc.)
William B. Gibbens, III (Horizon Offshore, Inc.)
William B. Masters (Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.)